UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 41)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NXP Semiconductors N.V.

(Name of Subject Company)

NXP Semiconductors N.V.

(Name of Person Filing Statement)

Common Stock, Par Value EUR 0.20 Per Share

(Title of Class of Securities)

N6596X109

(CUSIP Number of Class of Securities)

Dr. Jean A.W. Schreurs

SVP and Chief Corporate Counsel

60 High Tech Campus

5656 AG

Eindhoven, The Netherlands

+31-40-2728686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kenton J. King

Allison R. Schneirov

Alexandra J. McCormack

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

212-735-3000

Check	the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 41 to Schedule 14D-9 (this “Amendment No. 41”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “NXP”). The Schedule 14D-9 relates to the offer by Qualcomm River Holdings B.V. (“Buyer”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Parent”), to acquire all of the outstanding common shares, par value €0.20 per share, of the Company (the “Shares”) at a purchase price of $127.50 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (such offer, on the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2016, and in the related letter of transmittal, each as filed on Schedule TO, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 41, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 41 have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby amended and supplemented by replacing “5:00 p.m., New York City time, on June 29, 2018” in provision (i) of the second paragraph of such section with “5:00 p.m., New York City time, on July 6, 2018”.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by adding the following paragraphs after the last paragraph of such section:

“The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on June 29, 2018, is being extended in accordance with the Purchase Agreement until 5:00 p.m., New York City time, on July 6, 2018, unless further extended or earlier terminated in accordance with the Purchase Agreement.

On June 29, 2018, Parent issued a press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(vv) to the Schedule 14D-9.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company —Treatment of NXP Options Subject to Accelerated Vesting Solely as a Result of the Transactions” is hereby amended and supplemented by replacing, in its entirety, the second paragraph of and the table included in that section, page 7 of the Schedule 14D-9, respectively, with the following:

“The following table summarizes the outstanding unvested NXP Options held by the executive officer group and each director of the Company as of June 21, 2018 that are subject to accelerated vesting in accordance with their terms solely as a result of the completion of the transactions contemplated by the Purchase Agreement, and the cash consideration that each of them may become entitled to receive in respect of those outstanding NXP Options, assuming (i) continued employment or service as an executive officer or director, as applicable, through the Closing, (ii) the Offer Consideration is $127.50 per Share (without subtraction of applicable withholding taxes and other deductions due), and (iii) the Closing occurs on June 21, 2018, the latest practicable date prior to the filing of this Amendment No. 41.”

	No. of Shares Subject to Options With Accelerated Vesting (#)	Total Cash Spread Value of Options With Accelerated Vesting ($)(1)
Executive Officers
Richard L. Clemmer	40,419	$2,559,331
Other Executive Officers as a Group (5 Persons)(2)	40,585	$2,569,842
Directors(3)
Sir Peter Bonfield	0	$0
Kenneth A. Goldman	0	$0
Johannes P. Huth	0	$0
Josef Kaeser	0	$0
Eric Meurice	0	$0
Peter Smitham	0	$0
Julie Southern	0	$0
Gregory L. Summe	0	$0
TOTAL	81,004	$5,129,173

(1)	The amount in this column is equal to the product of (i) the number of Shares subject to the NXP Options held by the executive officer or director that are unvested but subject to accelerated vesting solely as a result of the completion of the transactions contemplated by the Purchase Agreement and (ii) the excess of $127.50 over the weighted average exercise price of those NXP Options.
(2)	Excluding Daniel Durn, who resigned effective August 6, 2017.
(3)	Excluding Richard L. Clemmer, who is also an executive officer of the Company and listed above under the heading “Executive Officers”, Dr. Rick Tsai, whose term expired effective June 1, 2017, and Dr. Marion Helmes and Ian Loring, whose terms each expired effective June 22, 2018.

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company —Treatment of Unvested NXP RSUs and NXP PSUs” is hereby amended and supplemented by replacing, in its entirety, the second paragraph of and the table included in that section, page 8 of the Schedule 14D-9, respectively, with the following:

“The following table summarizes the outstanding unvested NXP RSUs and NXP PSUs held by the executive officer group and each director of the Company as of June 21, 2018 that will vest solely as a result of the transactions contemplated by the Purchase Agreement, and the cash consideration that each of them may become entitled to receive in respect of those outstanding NXP RSUs and NXP PSUs, assuming (i) continued employment or service as an executive officer or director, as applicable, through the Closing, (ii) the Offer Consideration is $127.50 per Share (without subtraction of applicable withholding taxes and other deductions due) and (iii) the Closing occurs on June 21, 2018, the latest practicable date prior to the filing of this Amendment No. 41.”

	Aggregate No. of Restricted Stock Units (#)	Aggregate No. of Performance Stock Units (#)	Resulting Consideration ($)(1)
Executive Officers
Richard L. Clemmer	0	34,409	$4,387,148
Other Executive Officers as a Group (5 Persons) (2)	0	33,856	$4,316,640
Directors(3)
Sir Peter Bonfield	0	0	$0
Kenneth A. Goldman	0	0	$0
Johannes P. Huth	0	0	$0
Josef Kaeser	0	0	$0

	Aggregate No. of Restricted Stock Units (#)	Aggregate No. of Performance Stock Units (#)	Resulting Consideration ($)(1)
Eric Meurice	0	0	$0
Peter Smitham	0	0	$0
Julie Southern	0	0	$0
Gregory L. Summe	0	0	$0
TOTAL	0	68,265	$8,703,788

(1)	The amount in this column is equal to the product of (i) the total number of Shares subject to the NXP RSUs or NXP PSUs and (ii) $127.50.
(2)	Excluding Daniel Durn, who resigned effective August 6, 2017.
(3)	Excluding Richard L. Clemmer, who is also an executive officer of the Company and listed above under the heading “Executive Officers”, Dr. Rick Tsai, whose term expired effective June 1, 2017, and Dr. Marion Helmes and Ian Loring, whose terms each expired effective June 22, 2018.

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company —Treatment of Unvested Equity Awards That Are Not Subject to Accelerated Vesting Solely as a Result of the Transactions— Accelerated Vesting of Rollover Awards Upon Certain Terminations” is hereby amended and supplemented by replacing, in its entirety, the second paragraph of and the table included in that section, page 10 of the Schedule 14D-9, respectively, with the following:

“The following table summarizes the outstanding and unvested rollover NXP Options, rollover NXP RSUs and rollover NXP PSUs held by the executive officer group and directors of the Company as of June 21, 2018 and the estimated amounts that the executive officers and directors would be eligible to receive (without subtraction of applicable withholding taxes and other deductions due) in respect of those awards assuming (i) continued employment or service through the Closing and a qualifying termination of employment or service immediately thereafter, (ii) a value of $127.50 per Share and (iii) the Closing occurs on June 21, 2018, the latest practicable date prior to the filing of this Amendment No. 41.”

	No. of Shares Subject to Rollover Options (#)	No. of Shares Subject to Rollover Restricted Stock Units (#)	No. of Shares Subject to Rollover Performance Stock Units (#)(1)	Total Value ($)(2)
Executive Officers
Richard L. Clemmer	98,315	220,472	85,023	$44,257,656
Other Executive Officers as a Group (5 Persons) (3)	113,358	226,499	95,368	$47,110,631
Directors(4)
Sir Peter Bonfield	0	1,715	0	$218,663
Kenneth A. Goldman	0	1,715	0	$218,663
Johannes P. Huth	0	1,715	0	$218,663
Josef Kaeser	0	1,715	0	$218,663
Eric Meurice	0	1,715	0	$218,663
Peter Smitham	0	1,715	0	$218,663
Julie Southern	0	1,715	0	$218,663
Gregory L. Summe	0	1,715	0	$218,663
TOTAL	211,673	460,691	180,391	$93,117,591

(1)	The number of rollover NXP PSUs in this column represents the aggregate number of Shares that would be delivered in respect of the rollover NXP PSUs assuming achievement of each of the applicable performance metrics.
(2)	The amount in this column equals the sum of (i) the number of rollover NXP Options multiplied by the excess of $127.50 over the applicable weighted average exercise price of the rollover NXP Options, (ii) the number of rollover NXP RSUs multiplied by $127.50 and (iii) the number of rollover NXP PSUs multiplied by $127.50.
(3)	Excluding Daniel Durn, who resigned effective August 6, 2017.
(4)	Excluding Richard L. Clemmer, who is also an executive officer of the Company and listed above under the heading “Executive Officers”, Dr. Rick Tsai, whose term expired effective June 1, 2017, and Dr. Marion Helmes and Ian Loring, whose terms each expired effective June 22, 2018.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(vv)	Press release issued by Parent, dated June 29, 2018 (incorporated by reference to Exhibit (a)(5)(RR) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2018

NXP SEMICONDUCTORS N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Dr. Jean A.W. Schreurs
SVP and Chief Corporate Counsel